UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.

(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.

Date:	August 16, 2023	By:	/s/ Aniss Amdiss
			Name:	Aniss Amdiss
			Title:	Chief Legal Officer

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Exhibit

Exhibit No.	Description

99.1	Form of Proxy
99.2	Voting Instruction Form
99.3	Voting Instruction Form
99.4	Voting Instruction Form
99.5	Voting Instruction Form

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